UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)
Date	October 17, 2022	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

INSIDE INFORMATION

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT ON

OPERATING DATA FOR SEPTEMBER 2022

This overseas regulatory announcement is made pursuant to Rule 13.09 and Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined under the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

China Eastern Airlines Corporation Limited (the “Company”) and all members of the board of directors confirm that the information contained in this announcement is true, accurate and complete, and no misrepresentations, misleading statements or material omissions are contained herein.

I.	OPERATIONS

In September 2022, the Company’s passenger transportation capacity (measured by available seat kilometres) decreased by 33.36% year-on-year, among which, the passenger transportation capacity of its international routes increased by 13.07% year-on-year, while the passenger transportation capacity of its domestic and regional routes decreased by 34.28% and 60.32% year-on-year, respectively; passenger traffic volume (measured by revenue passenger- kilometres) decreased by 29.49% year-on-year, among which, the passenger traffic volume of its international routes increased by 25.06% year-on-year, while the passenger traffic volume of its domestic and regional routes decreased by 30.50% and 60.57% year-on-year, respectively; and passenger load factor increased by 3.76 percentage points year-on-year to 68.56%, among which, the passenger load factor of its domestic and international routes increased by 3.74 percentage points and 6.28 percentage points year-on-year, respectively, while the passenger load factor of its regional routes decreased by 0.32 percentage points year-on-year.

In relation to freight transportation, the freight transportation business of the Company includes passenger aircraft cargo business under conventional circumstances (mainly passenger aircraft bellyhold space business) and passenger aircraft cargo business under unconventional circumstances (mainly “Passenger-to-Cargo Conversion” business), and such business is under exclusive operation by China Cargo Airlines Co., Ltd. In September 2022, freight traffic volume (measured by revenue freight tonne-kilometres) decreased by 6.97% year-on-year.

In September 2022, the Company launched new routes, such as Shanghai — Ezhou.

II.	FLEET STRUCTURE

In September 2022, the Company introduced five A320 series aircraft and retired three A320 series aircraft and one B737 series aircraft. As of the end of September 2022, the Company operated a total of 758 aircraft, including 266 self-owned aircraft, 272 aircraft under finance lease and 220 aircraft under operating lease.

Details of the fleet structure were as follows:

					(Units)
No.	Model	Self-owned	Under finance lease	Under operating lease	Sub-total
	Wide-body passenger aircraft	44	50	5	99
1	B777 series	10	10	0	20
2	B787 series	3	7	0	10
3	A350 series	1	12	0	13
4	A330 series	30	21	5	56

	Narrow-body passenger aircraft	220	215	215	650
5	A320 series	118	143	102	363
6	B737 series	102	72	113	287

	Regional aircraft	2	7	0	9
7	ARJ series	2	7	0	9

	Total	266	272	220	758

Note: The three business aircraft of the Company were not included in the above fleet structure.

III.	MAJOR OPERATING DATA

	Amount completed in September 2022	Amount completed in September 2021	Year-on- year increase		Total amount completed in September 2022	Total amount completed in September 2021	Year-on- year increase
Passenger Transportation Data ASK (available-seat- kilometres) (millions)	8,648.34	12,978.00	-33.36%		76,325.20	124,249.94	-38.57%
— Domestic routes	8,304.31	12,636.53	-34.28%		73,843.14	120,676.18	-38.81%
— International routes	321.31	284.18	13.07%		2,223.78	3,033.95	-26.70%
— Regional routes	22.73	57.28	-60.32%		258.29	539.81	-52.15%

RPK (revenue passenger- kilometres) (millions)	5,929.27	8,409.32	-29.49%		48,438.24	86,508.31	-44.01%
— Domestic routes	5,706.84	8,210.94	-30.50%		47,116.94	84,881.21	-44.49%
— International routes	210.63	168.42	25.06%		1,177.80	1,322.67	-10.95%
— Regional routes	11.81	29.95	-60.57%		143.51	304.43	-52.86%

Number of passengers carried (thousands)	4,228.56	6,132.63	-31.05%		33,801.36	62,850.77	-46.22%
— Domestic routes	4,187.27	6,090.45	-31.25%		33,524.03	62,446.35	-46.32%
— International routes	33.55	21.47	56.26%		180.67	201.40	-10.29%
— Regional routes	7.74	20.71	-62.63%		96.66	203.01	-52.39%

Passenger load factor (%)	68.56	64.80	3.76	pts	63.46	69.62	-6.16	pts
— Domestic routes	68.72	64.98	3.74	pts	63.81	70.34	-6.53	pts
— International routes	65.55	59.27	6.28	pts	52.96	43.60	9.36	pts
— Regional routes	51.97	52.29	-0.32	pts	55.56	56.40	-0.84	pts

Freight Transportation Data AFTK (available freight tonne- kilometres) (millions)	518.36	577.34	-10.22%		4,843.17	6,794.38	-28.72%
— Domestic routes	122.19	217.91	-43.93%		1,057.17	2,402.30	-55.99%
— International routes	392.15	355.55	10.29%		3,757.05	4,355.27	-13.74%
— Regional routes	4.02	3.88	3.61%		28.94	36.81	-21.38%

	Amount completed in September 2022	Amount completed in September 2021	Year-on- year increase		Total amount completed in September 2022	Total amount completed in September 2021	Year-on- year increase
RFTK (Revenue freight tonne- kilometres) (millions)	223.73	240.50	-6.97%		1,940.21	2,506.14	-22.58%
— Domestic routes	51.62	77.83	-33.68%		404.54	632.74	-36.07%
— International routes	171.28	161.66	5.95%		1,528.68	1,865.80	-18.07%
— Regional routes	0.83	1.01	-17.82%		6.99	7.60	-8.03%

Weight of freight carried (million kg)	62.62	74.97	-16.47%		487.78	666.95	-26.86%
— Domestic routes	35.52	52.98	-32.96%		269.12	433.21	-37.88%
— International routes	26.24	20.97	25.13%		211.60	226.08	-6.40%
— Regional routes	0.85	1.02	-16.67%		7.06	7.66	-7.83%

Freight load factor (%)	43.16	41.66	1.50	pts	40.06	36.89	3.17	pts
— Domestic routes	42.24	35.72	6.52	pts	38.27	26.34	11.93	pts
— International routes	43.68	45.47	-1.79	pts	40.69	42.84	-2.15	pts
— Regional routes	20.64	25.88	-5.24	pts	24.15	20.64	3.51	pts

Consolidated Data ATK (available tonne- kilometres) (millions)	1,296.71	1,745.36	-25.71%		11,712.43	17,976.87	-34.85%
— Domestic routes	869.58	1,355.20	-35.83%		7,703.05	13,263.15	-41.92%
— International routes	421.06	381.12	10.48%		3,957.19	4,628.32	-14.50%
— Regional routes	6.07	9.04	-32.85%		52.19	85.40	-38.89%

RTK (revenue tonne- kilometres) (millions)	754.02	993.13	-24.08%		6,211.91	10,167.80	-38.91%
— Domestic routes	562.37	812.82	-30.81%		4,560.63	8,150.27	-44.04%
— International routes	189.77	176.64	7.43%		1,631.64	1,983.22	-17.73%
— Regional routes	1.88	3.67	-48.77%		19.63	34.31	-42.79%

Overall load factor (%)	58.15	56.90	1.25	pts	53.04	56.56	-3.52	pts
— Domestic routes	64.67	59.98	4.69	pts	59.21	61.45	-2.24	pts
— International routes	45.07	46.35	-1.28	pts	41.23	42.85	-1.62	pts
— Regional routes	31.06	40.64	-9.58	pts	37.62	40.18	-2.56	pts

Note:	Freight transportation data only contained data of passenger aircraft bellyhold space and Passenger-to-Cargo Conversion. The table does not contain data of the fleet of cargo aircraft.

IV.	RISK ALERT

The board of directors of the Company hereby reminds investors that the operating data set forth above was compiled in accordance with the Company’s internal information which has not been audited and may be subject to adjustment. The operating data set forth above may differ from the data disclosed in any regular report for the relevant period. The Company reserves its rights to adjust the operating data based on audit findings and the actual situation. The monthly operating data disclosed by the Company only serves as preliminary and periodical data for investors’ reference. Investors are hereby reminded of the investment risks which may result from inappropriate reliance upon or utilisation of the information above.

The COVID-19 pandemic still has a significant impact on the business of the Company, while the time span and severity of which has great uncertainty. Investors are reminded of the risks thereof.

The data set forth above is published on the website of the Shanghai Stock Exchange (www.sse.com.cn), the website of The Stock Exchange of Hong Kong (www.hkex.com.hk) and the column “Investor Relations” on the website of the Company (www.ceair.com).

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 14 October 2022

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).